C M

09056677

SEC
Mail Processing
Section

MAR 09 2009

Washington, DC
100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-52040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 **AND ENDING** 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

GENEVA TRADING LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 1822
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY SILVERMAN — 312-362-4404
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, GARY SILVERMAN, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

GENEVA TRADING LLC as of

DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Subscribed and sworn to before me this 27 day of February, 2009

Notary Public

"OFFICIAL SEAL"
Belinda S. Lentz
Notary Public, State of Illinois
My Commission Expires April 9, 2010

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GENEVA TRADING LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash In Bank		$ 4,976
Securities Owned, at Market Value		18,241,564
Options Owned, at Market Value		98,278,352
Executed Trades Not Settled, at Market Value		6,297,986
Accounts Receivable		178,634
Total Current Assets		$123,001,512
OTHER ASSET		
Exchange Membership, at Cost (Market Value at December 31, 2008 is $1,750,000)		165,100
TOTAL ASSETS		$123,166,612

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES		
Due To Broker		$ 13,458,204
Securities Sold, Not yet Purchased, at Market Value		12,615,126
Options Sold, Not Yet Purchased, at Market Value		89,092,826
Executed Trades Not Settled, at Market Value		1,818,553
Accounts Payable		70,333
Due to Profit Sharing Plan		100,500
Accrued State Income Tax		2,324
Total Current Liabilities		$117,157,866
MEMBERS' CAPITAL		
Members' Beginning Capital	$ 9,072,447	
Net Income for the Year	6,555,271	
Members' Net Withdrawals for the Year	(9,618,972)	
Total Members' Capital		6,008,746
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$123,166,612

The accompanying notes to the financial statements are an integral part of this statement.